UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 2020

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On December 9, 2020, Akari Therapeutics, Plc (the “Company”) announced that all resolutions put to shareholders at its General Meeting of Shareholders held on December 8, 2020 were passed.

As a result of the General Meeting of Shareholders, the currency of the Company’s ordinary shares will be changed from pounds sterling to US dollars and the nominal (par) value of an ordinary share will be reduced to USD0.0001.

Following the completion of the foregoing, the number of ordinary shares in issue will be the same as immediately before the changes and each shareholder’s proportionate interest in the Company will remain unchanged. The only change will be to the nominal value of a share. The rights attaching to the ordinary shares of USD0.0001 (including voting, dividend and capital rights) will be unchanged and there will also be no direct effect on the value of the Company’s ADSs.

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Chief Executive Officer and Chief Operating Officer

Date: December 9, 2020